UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

December 6, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933
AND THE SECURITIES EXCHANGE ACT OF 1934

American Express Receivables Financing Corp VIII LLC
File No. 333-185503

American Express Issuance Trust II
File No. 333-185503-01

CF# 34373

_____

American Express Receivables Financing Corp VIII LLC and American Express
Issuance Trust II submitted an application under Rule 406 and Rule 24b-2 requesting an
extension of prior grants of confidential treatment for information it excluded from the
Exhibits to a Form S-3 filed on December 14, 2012, as amended and Form 8-K filed on
November 1, 2013.

Based on representations by American Express Receivables Financing Corp VIII
LLC and American Express Issuance Trust II that this information qualifies as
confidential commercial or financial information under the Freedom of Information Act,
5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly
disclose it. Accordingly, excluded information from the following exhibit(s) will not be
released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
4.10	S-3	December 14, 2012	through October 31, 2021
4.10.1	S-3	December 14, 2012	through October 31, 2021
4.10.2	S-3	December 14, 2012	through October 31, 2021
4.10.3	S-3	December 14, 2012	through October 31, 2021
4.10.4	S-3	December 14, 2012	through October 31, 2021
4.10.5	S-3	December 14, 2012	through October 31, 2021
4.10.6	S-3	December 14, 2012	through October 31, 2021
4.10.7	S-3	December 14, 2012	through October 31, 2021
4.10.8	S-3	December 14, 2012	through October 31, 2021
4.10.9	S-3	December 14, 2012	through October 31, 2021
10.1	8-K	November 1, 2013	through October 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary